[redacted]

04015642

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48566

RECEIVED
MAR 08 2004

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MPAC Capital Partners, L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

565 Bridgeway
(No. and Street)

Sausalito (City) CA (State) 94965 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William Yang, General Partner (415)289-3900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Daniel Lee & Co., LLP
(Name – *if individual, state last, first, middle name*)

833 Market Street, #628 (Address) San Francisco (City) CA (State) 94103 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 31 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William Yang, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MPAC Capital Partners, L.P., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

General Partner

Title

Austin Bushnell

Notary Public

AUSTIN BUSHNELL
Commission # 1279119
Notary Public - California
San Francisco County
My Comm. Expires Oct 2, 2004

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) ~~Statement of Changes in Financial Condition.~~ Statement of Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent auditors' report on internal control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Since a seperate Statement of Financial Condition is enclosed, we requested that the Report Pursuant to Rule 17a(5)-d be given confidential treatment.

MPAC CAPITAL PARTNERS, L.P.

STATEMENT OF

FINANCIAL CONDITION

DECEMBER 31, 2003

TABLE OF CONTENTS

Daniel Lee & Co., LLP
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

To the Partners of
MPAC Capital Partners, L.P.

We have audited the accompanying statement of financial condition of MPAC Capital Partners, L.P. as of December 31, 2003 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the General Partner. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of MPAC Capital Partners, L.P. as of December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Daniel Lee & Co., LLP

February 27, 2004

832 Market Street, Suite 628, San Francisco, CA 94103 Telephone: (415) 357-1688 Fax: (415) 357-1338

MPAC CAPITAL PARTNERS, L.P.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2003

ASSETS

CASH AND CASH EQUIVALENTS	$	495,790
MARKETABLE SECURITIES OWNED at market value		203,184
RECEIVABLE FROM RELATED PARTY		83,503
PREPAID EXPENSES		1,584
FURNITURE, FIXTURES, AND EQUIPMENT, less accumulated depreciation of $196,955		124,756
OTHER ASSETS, less accumulated amortization of $16,327		5,702
TOTAL ASSETS	$	914,519

LIABILITIES AND PARTNERS' CAPITAL

ACCOUNTS PAYABLE	$	2,500
CALIFORNIA FRANCHISE TAX PAYABLE		800
TOTAL LIABILITIES		3,300
PARTNERS' CAPITAL		911,219
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$	914,519

The accompanying notes are an integral part of these statements

MPAC CAPITAL PARTNERS, L.P.

NOTES TO STATEMENT OF FINANCIAL CONDITION

YEAR ENDED DECEMBER 31, 2003

1. ORGANIZATION

General - MPAC Capital Partners, L.P. (the "Partnership") is a limited partnership formed on July 18, 1995 under the laws of the state of California. The last day on which the Partnership is to be dissolved is December 31, 2020, unless earlier terminated and dissolved, (a) when a sole General Partner ceases to be a General Partner and a successor General Partner is not appointed within ninety days, (b) on the sale or other disposition of all or substantially all of the Partnership's assets, or (c) when the General Partner elects to dissolve the Partnership. The National Association of Securities Dealers Regulation, Inc. approved the Partnership's membership on February 21, 1996 and the Partnership then began conducting business. The Partnership was a market maker that stood ready to buy or sell a particular security in the over-the-counter market at prices the Partnership has quoted. Its market maker business has been slow since January 2002 and the Partnership's revenues were derived mainly from investments of securities for the current year.

The General Partner is Mr. William Yang.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the General Partner to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition - Securities transactions of the Partnership are recorded on a trade-date basis. Interest and dividends and other revenue are recorded when earned.

Expense Recognition - The Partnership's expenses are charged to expense as incurred. Commissions and related clearing expenses are recorded on the trade-date basis as securities transactions occur.

Cash and cash equivalents - For purposes of the statement of cash flows, cash and cash equivalents are considered to be all unrestricted highly liquid investments with maturities of three months or less.

Marketable securities owned and sold, not yet purchased - Consists of trading securities of corporate stocks at market values. The difference between cost and market is reflected as unrealized appreciation (depreciation) of investments and included in income.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Furniture, Fixtures, and Equipment is carried at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets as follows:

	Useful lives
Furniture	7 years
Fixtures	5 years
Equipment	5 years

Organization costs are included in other assets and are carried at cost. Amortization is computed using the straight-line method over 5 years. No amortization expense for the year.

Income Taxes - No provision has been made for income taxes because the taxable income of the Partnership is included in the income tax returns of the General and Limited Partners. The Partnership will have no tax liability with an exception of an annual California franchise tax of $800.

Financial Instruments Concentrations - Financial instruments which potentially subject the Partnership to concentrations of credit risk consist of cash, cash equivalents, and investments.

At December 31, 2003, the Partnership had cash and cash equivalents in excess of federally insured limits of $169,639.

3. FURNITURE, FIXTURES AND EQUIPMENT

Furniture, fixtures, and equipment consist of the following at December 31, 2003:

Furniture	$ 65,958
Fixtures	64,522
Equipment	134,491
Automobile	56,740
Total furniture, fixtures, equipment	321,711
Accumulated depreciation	(196,955)
Furniture, fixtures and equipment, net	$ 124,756

4. RELATED PARTY TRANSACTIONS

The Partnership has engaged in various transactions with related parties as follows:

a. At December 31, 2003, receivable from the Limited Partner, MPAC Holdings, Inc. was $83,503 representing advances for various expenses. No interest is being accrued or received in this financial statement. The entire amount of the receivable was received on February 27, 2004.

b. The Partnership leases office space from the Limited Partner in Sausalito, California, under a month-to-month lease (automatically renewed). The lease is classified as an operating lease.

5. COMMITMENTS

Lease - The Partnership leases office space in Sausalito, California from the Limited Partner, MPAC Holdings, Inc. The base rent is $10,000 per month under a month to month operating lease arrangement.

6. SAR-SEP PLAN

The Partnership has a SAR-SEP pension plan covering all employees. The Partnership may contribute amounts as determined by the General Partner. The General Partner elected not to make a contribution for the year ended December 31, 2003.

7. NET CAPITAL REQUIREMENTS

The Partnership is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the Partnership had net capital of $664,352, which was $564,352 in excess of its required capital of $100,000. The Partnership's net capital ratio of aggregated indebtedness to capital was 0.005 to 1.

MPAC CAPITAL PARTNERS, L.P.

INDEPENDENT AUDITORS'
SUPPLEMENTARY REPORT
ON
INTERNAL ACCOUNTING CONTROL

YEAR ENDED DECEMBER 31, 2003

Daniel Lee & Co., LLP
Certified Public Accountants

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT
ON INTERNAL ACCOUNTING CONTROL

To the Partners of
MPAC Capital Partners, L.P.

In planning and performing our audit of the financial statements and supplemental schedules of MPAC Capital Partners, L.P. (the Partnership), for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with

833 Market Street, Suite 628, San Francisco, CA 94103 Telephone: (415) 357-1688 Fax: (415) 357-1338

Daniel Lee & Co., LLP

Certified Public Accountants

management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Partners, management, the SEC, the National Association of Securities Dealers Regulation, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Daniel Lee & Co., LLP

February 27, 2004

... Market Street, Suite 628, San Francisco, CA 94103 Telephone: (415) 357-1688 Fax: (415) 357-1338